UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  ___)*

                                                            AMRESCO, INC.
(Name of Issuer)

                                                                          Common Stock, $ .05 par value
(Title of Class of Securities)

                                                                                             031909 10 4
(CUSIP Number)

Phil Frohlich
1924 South Utica, Suite 1120
Tulsa, Oklahoma 74104-6529
                                                                                             (918) 747-3411
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

- with copies to -

                                                                                            April 19, 2001
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 031909 10 4                                                                                                                                                       Page 2 of 8

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Prescott Group Aggressive Small Cap, L.P. EIN: 73-1414533
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] ;(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Oklahoma
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,338,428
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,338,428
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,338,428
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 12.6%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP NO. 031909 10 4                                                                                                                                               Page 3 of 8

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Phil Frohlich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 124,360
	8	SHARED VOTING POWER 1,338,428
	9	SOLE DISPOSITIVE POWER 124,360
	10	SHARED DISPOSITIVE POWER 1,338,428
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,462,788
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.8%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP NO. 031909 10 4                                                                                                                                             Page 4 of 8

     The information contained in this Schedule 13D is as of the date hereof, unless otherwise expressly provided herein.

ITEM 1. SECURITY AND ISSUER

     The class of equity securities to which this statement on Schedule 13D relates is the common stock, par value $.05 per share (the "Common Stock"), of Amresco, Inc., a Delaware corporation ("Amresco"). The principal executive offices of Amresco are located at 700 North Pearl Street, Suite 1900, LB 342, Dallas, Texas 75201-7424.

ITEM 2. IDENTITY AND BACKGROUND

(i)    (a)    This Schedule 13D is being filed by Prescott Group Aggressive Small Cap, L.P., an Oklahoma limited partnership ("Prescott").

        (b)    The principal business address of Prescott is 1924 South Utica, Suite 1120, Tulsa, Oklahoma 74104-6529.

        (c)     The principal business of Prescott is investments.

        (d) and (e)  During the last five years, Prescott has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(ii)     (a)    This Schedule 13D is being filed by Mr. Phil Frohlich.

         (b)    The business address of Mr. Frohlich is 1924 South Utica, Suite 1120, Tulsa, Oklahoma 74104-6529.

        (c)     Mr. Frohlich presently serves as the Manager of Prescott Group Capital Management, L.L.C., General Partner of Prescott, which has its principal offices at the location specified in (b) above.

        (d) and (e)  During the last five years, Mr. Frohlich has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f)     Mr. Frohlich is a citizen of the United States of America.

SCHEDULE 13D

CUSIP No. 031909 10 4                                                                                                                                                  Page 5 of 8

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        As of February 16, 2001, Prescott became the owner of 1,338,428 shares of Amresco Common Stock, and as of April 4, 2001, Mr. Frohlich became the owner of 124,360 shares of Amresco Common Stock, to which this statement relates.

ITEM 4. PURPOSE OF TRANSACTION

        The original principal purpose for the acquisition of the Common Stock was for investment. This Schedule 13D is being filed pursuant to Section 240.13d-1(e) because Prescott and Mr. Frohlich as a group have determined that they may seek a change in the present board of directors by supporting or nominating persons who are running or may hereafter run against incumbent board members or nominees of management.

        Except as set forth above, Prescott and Mr. Frohlich have no present plans which relate to or would result in a merger, reorganization or liquidation of Amresco, the sale or transfer of a material amount of the assets of Amresco, any material change in the capitalization or dividend policy of Amresco, any other material change in Amresco's business or corporate structure or, generally, any other action referred to in parts (a) through (j) of Item 4 of Schedule 13 D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(i)     (a)     Prescott presently is the beneficial owner of 1,338,428 shares of Common Stock of Amresco. These securities represent 12.6% of the outstanding shares of Common Stock of Amresco.

        (b)     Prescott has the sole power to vote and dispose of 1,338,428 shares of Common Stock of Amresco.

        (c)     Not applicable.

        (d)     No person other than Prescott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares described in this Item 5.

        (e)     Not applicable.

(ii)    (a)     Mr. Frohlich presently is the beneficial owner of 124,360 shares of Common Stock of Amresco. Mr. Frohlich with Prescott beneficially own an aggregate of 1,462,788 shares of Common Stock of Amresco. These securities represent 13.8% of the outstanding shares of Common Stock of Amresco.

        (b)     Mr. Frohlich has the sole power to vote and dispose of 124,360 shares of Common Stock of Amresco, and the shared power to vote and dispose of 1,338,428 shares of Common Stock of Amresco.

SCHEDULE 13D

CUSIP No. 031909 10 4                                                                                                                                                    Page 6 of 8

        (c)     On February 23, 2001, Mr. Frohlich purchased 6,600 shares of Common Stock at a price of $1.125 per share; on February 27, 2001, Mr. Frohlich purchased 10,400 shares of Common Stock at a price of $1.125 per share; and on April 4, 2001, Mr. Frohlich purchased 30,000 shares of Common Stock at a price of $0.75 per share, all of which were purchased on the open market.

        (d)     No person other than Mr. Frohlich has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares described in this Item 5.

        (e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        Mr. Frohlich is the Manager of Prescott Group Capital Management, L.L.C., General Partner of Prescott.

        There are presently no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Frohlich or Prescott and any person with respect to any securities of Amresco, including, but not limited to, transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        Exhibit A         Joint Filing Agreement

SCHEDULE 13D

CUSIP No. 031909 10 4                                                                                                                                               Page 7 of 8

SIGNATURE

        After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                                                                Prescott Group Aggressive Small Cap, L.P.,
                                                                               an Oklahoma limited partnership

                                                                                  By: Prescott Group Capital Management,
                                                                                      L.L.C., General Partner

Dated April 23, 2001                                               By    /s/ Phil Frohlich
                                                                                                        Phil Frohlich, Manager

Dated April 23, 2001                                                      /s/ Phil Frohlich
                                                                                          Phil Frohlich

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than the executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

SCHEDULE 13D

CUSIP No. 031909 10 4                                                                                                                                                        Page 8 of 8

EXHIBIT A

JOINT FILING AGREEMENT

        This Joint Filing Agreement (this "Agreement") dated as of the 23rd day of April, 2001, is by and between the undersigned parties.

        In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Amresco, Inc., a Delaware corporation, and further agree that this Agreement be included as an exhibit to such joint filing (including amendments thereto).

        IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.

                                                                                           Prescott Group Aggressive Small Cap, L.P.,
                                                                                           an Oklahoma limited partnership

                                                                                              By: Prescott Group Capital Management,
                                                                                                 L.L.C., General Partner

                                                                                            By      /s/ Phil Frohlich
                                                                                                               Phil Frohlich, Manager

                                                                                                    /s/ Phil Frohlich
                                                                                            Phil Frohlich